Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Direxion Shares ETF Trust II
33 Whitehall Street, 10th Floor
New York, New York 10004

October 13, 2010

Mr. Tom Kluck
Securities and Exchange Commission
Division of Corporate Finance
100 “F” Street, N.E.
Washington, D.C.  20549-6010

Re:	Direxion Shares ETF Trust II (the “Trust”) File Nos.: 333-168227

Dear Mr. Kluck:

This letter is in response to your written comments and suggestions provided to the Trust on August 16, 2010, regarding the Trust’s Registration Statement on Form S-1.  In addition, we are submitting a revised registration statement on Form S-1/A.

The Trust’s Registration Statement was filed pursuant to Rule 415 under the Securities Act of 1933, as amended, on Form S-1 on July 20, 2010, for the purpose of registering the following series; Direxion Daily Gold Bull 3X Shares, Direxion Daily Gold Bear 3X Shares, Direxion Daily Silver Bull 3X Shares, Direxion Daily Silver Bear 3X Shares, Direxion Daily Euro Bull 3X Shares, Direxion Daily Euro Bear 3X Shares, Direxion Daily Japanese Yen Bull 3X Shares, Direxion Daily Japanese Yen Bear 3X Shares, Direxion Daily Dollar Bull 3X Shares, Direxion Daily Dollar Bear 3X Shares, Direxion S&P 500® Dynamic VEQTOR Shares (collectively, the “Funds”).

For your convenience, the comments by the Staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) have been reproduced in bold typeface immediately followed by the Trust’s responses.  In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form S-1 registration statement, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are responsible for the content of such disclosure;

(2)	The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)
The Trust represents that neither the Trust nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

Mr. Tom Kluck
Securities and Exchange Commission
October 13, 2010

Prospectus

General

1.
Staff Comment:  Refer to Item 11 of Form S-1.  We note that you currently omit some of the required disclosure.  For example, please provide the information required by the following items or explain to us why such disclosure is inapplicable:

a.	Item 102 of Regulation S-K;
b.	Item 303 of Regulation S-K;
c.	Item 305 of Regulation S-K;
d.	Item 403 of Regulation S-K; and
e.	Item 404 of Regulation S-K

Response: The Trust responds by noting that Item 102 of Regulation S-K asks for a brief description of property held by the Trust.  The Trust, however, is a Delaware Statutory Trust that will be operated as a commodity pool by its commodity pool operator, Direxion Asset Management, LLC (“Sponsor”).  As such, the Trust will not own any real property and believes that Item 102 of Regulation S-K is inapplicable to the Trust’s registration statement.

The Trust further responds by noting that Item 303 of Regulation S-K asks for the management of the Trust’s discussion and analysis of the Trust’s financial condition and results of its operations.  As of the date of the Trust’s registration statement the Trust will not have commenced operations.  As such, the Trust does not have the ability to discuss any changes in its financial condition nor results of its operations, as it required by Item 303.  Accordingly, the Trust believes that Item 303 is not applicable to the Trust’s initial offering and current registration statement.

The Trust further responds by noting that Item 305 of Regulation S-K asks for the Trust to disclose information regarding market risk relating to the Trust.  As of the date of the Trust’s registration statement, the Trust will not have commenced operations.  As such, the Trust does not have the ability to discuss quantitative information regarding market risk as of the end of the latest fiscal year, as is required by Item 305.  However, in order to discuss qualitative information regarding market risk, the Trust will add to its registration statement disclosure related to the market risk associated with the Funds.

The Trust further responds by noting that Item 403 of Regulation S-K asks for the Trust to disclose security ownership of certain beneficial owners and management.  Due to the fact that the Trust has not commenced operations, the Trust will use the following language:

As of the date of this Prospectus, no person owned of record, or was known to the Trust to have owned of record or beneficially, 5% or more of any Fund.

The Trust further responds by noting that Item 404 of Regulation S-K asks for the Trust to disclose transactions with certain persons.  As discussed above, the Trust will be operated as a commodity pool and therefore, as described in the “Use of Proceeds” section of the Trust’s registration statement, the entirety of the Trust’s operations will involve the investment of proceeds in various investments.  Such transactions are described throughout the Trust’s registration statement, including specific disclosure relating to expected transactions with a futures commission merchant and the Funds’ Authorized Participants, distributor, administrator, custodian and transfer agent.  The Trust believes that, to the extent Item 404 of Regulation S-K is applicable to the Trust’s offering, the described disclosure provides sufficient discussion.

Mr. Tom Kluck
Securities and Exchange Commission
October 13, 2010

2.	Staff Comment: Please revise the prospectus to provide a complete description of the securities that you are registering. Refer to Item 202 of Regulation S-K.

Response: The Trust responds by noting that Item 202 of Regulation S-K asks for a brief outline of the Trust’s securities including the rights associated with each class of securities.  The Trust believes that it fulfills this requirement by including the following sections in the registration statement:  “Description of the Shares,” “Management; Voting by Shareholders,” “Possible Repayment of Distributions Received by Shareholders,” “Shares Freely Transferable,” “Book-Entry Form,” and “Distributions.”

3.	Staff Comment: Please tell us if you have filed this registration statement with the National Futures Association for their review.

Response:  The Trust responds by noting that it has not filed this registration statement with the National Future Association for their review at this time, but intends to do so with respect to the registration statement revised to reflect comments contained herein.

4.
Staff Comment: We refer to your statement on the cover page of the prospectus that none of the Funds is an investment company or subject to regulation under the Investment Company Act of 1940. We note, however, that in addition to investing in futures contracts, each Fund may invest in swaps, forward contracts and options. Please provide us with a detailed analysis of how each Fund’s investments would be consistent with your status under the Investment Company Act. Discuss, if applicable, any exemption you intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management further review.

Response: The Trust responds by clarifying that any swaps, forward contracts or options in which the Funds will invest will be commodity-linked and relate solely to commodity products, as compared to security-linked investments.  The Trust notes that the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") expressly excludes commodity-linked swaps, forwards, and options from the definition of securities in the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.  In addition, the Trust notes that Dodd-Frank also expressly included commodity-linked swaps, forwards, and options within the jurisdiction of the Commodity Futures Trading Commission ("CFTC").  The Trust asserts that Dodd-Frank's empowerment of the CFTC to regulate commodity-linked derivatives strongly indicates that such instruments are not within the 1940 Act's definition of security.  As a result, the Funds are not investment companies under Section 3(a)(1)(A) of the 1940 Act because they will not invest primarily in “securities” as that term is defined in the 1940 Act, and because they will not hold themselves out as investment companies  Because the Funds instead are primarily engaged in the business of investing in commodities and commodity-linked securities, the Trust does not fall within the purview of the 1940 Act.  The Trust notes that this view is consistent with the Securities and Exchange’s no-action letter to Peavey Commodities Future Fund.  The Trust also notes that other registrants, such as Proshares Trust II, operate funds that invest in futures contracts and options on futures contracts, swap agreements, forward contracts and other commodity-based or currency-based options contracts, all outside the purview of the 1940 Act.

Mr. Tom Kluck
Securities and Exchange Commission
October 13, 2010

5.	Staff Comment: Please include the dealer prospectus delivery obligation language required by Item 502(b) of Regulation S–K.

Response:  The Trust responds by including the requested language.

Prospectus Cover Page

6.
Staff Comment: Please limit the cover page to one page and to the disclosure required by Item 501 (b) of Regulation S-K. For example, consider relocating some of the more detailed information about the Funds’ investment goals to applicable sections within the prospectus.

Response: Unlike traditional commodity pools or investment companies, the Funds are leveraged products that are not suitable for many investors.  The Sponsor of the Trust is affiliated with Rafferty Asset Management, LLC, the investment adviser to the Direxion Funds mutual funds and exchange-traded funds (collectively, “Direxion Funds”). The prospectuses for the Direxion Funds’ pursue a leveraged investment objective and strategy and include disclosure on their front pages that is similar to the disclosure on the front page of the Trust’s registration statement.  This disclosure is meant to alert prominently potential investors of the risks associated with investing in types of leveraged investment products offered by Direxion.  The disclosure was created after extensive discussions with the SEC’s Division of Investment Management and was, in part due to market feedback and the SEC’s continued attention to investment products that utilize leverage and derivatives.  Due to the similarity of the investment techniques employed by the Funds and the Direxion Funds, the Trust believes that such highly-visible, prominent disclosure on the front page of the Funds’ registration statement is in the best interest of potential investors and will promote a better understanding of the Funds and their potential risks.

7.
Staff Comment: We note the maximum offering price of $40 per share set forth on the registration statement cover page. Please revise the prospectus cover page to disclose the price per share at which initial creation units will be purchased. Refer to Item 501(b)(3) Regulation S-K.

Response:  The Trust responds by revising the cover page to reflect the price per share at which initial creation units will be purchased.

8.	Staff Comment: Please disclose the date that the offering will end and whether the offering is a best efforts offering with any minimum purchase requirements. See Item 501(b)(8)(iii) Regulation S-K.

Response:  The Trust responds by noting that the Shares of each Fund are offered on a continuous basis in creation units of 50,000 Shares only to Authorized Participants. Authorized Participants are not required to purchase a minimum number of creation units and, as described on page 10 of the registration statement the Distributor is not participating in the offering as a firm commitment underwriter. Therefore, the Trust believes it is unable to provide a date that the offering will end.

9.
Staff Comment: We note your disclosure that the shares of each fund are listed on the New York Stock Exchange Archipelago. Please advise us whether such shares are listed. If such shares are not listed, please revise the prospectus accordingly.

Response:  The Trust responds by noting that shares of each Fund will be listed on the New York Stock Exchange Archipelago in conjunction with the effectiveness of the registration statement. The Trust will revise its discussion in the registration statement of the listing of Shares accordingly.

Mr. Tom Kluck
Securities and Exchange Commission
October 13, 2010

10.	Staff Comment: We refer to your disclosure on page 15 that your Sponsor has not previously operated a commodity pool. Please include a similar statement on the prospectus cover page.

Response:  The Trust responds by including the requested statement on the front cover of the Prospectus.

11.
Staff Comment: We refer to the fourth bullet point of risks that begins, "Investors pay fees in connection with this investment in Shares .... " Please include a statement that fees are paid regardless of fund performance.

Response:  The Trust responds by including the requested statement.

12.	Staff Comment: Please include a statement that it is not your intent to outperform the benchmarks but that your Funds will track their respective benchmarks whether they increase or decrease.

Response:  The Trust responds by adding the requested statement to the Risk Factors section of the summary.

Summary, Page 1

13.
Staff Comment: We refer to the bold, all-caps statement, "The above disclosure is limited to investment pools and accounts that trade in commodity futures." Since this statement appears at the beginning of the Summary section, it is unclear to what disclosure you are referring. Please advise or revise your statement.

Response:  The Trust responds by revising the statement.

Risks Related to the Funds’ Operations and Management, page 3

14.
Staff Comment: The bullet point list of risks set forth in this section seems extensive for a prospectus summary. The summary should not include all risk factors presented in the prospectus, but should instead include a summary of those risks deemed most material for investors. Please revise.

Response:  The Trust responds in part by referring to its response to Comment 6.  Due to the complicated nature of the Funds, the Trust believes that the risk disclosure currently included in the registration statement is necessary to provide investors with a general understanding of the risks associated with an investment in the Funds.  Similar risk disclosure was created for the Direxion Funds after extensive discussions with the SEC’s Division of Investment Management.  The bullet point list of risks provides a fulsome summary, especially when discussing the risks related to leverage, because the Trust believes, and it is in Rafferty’s experience, that more concise risk disclosure increases the likelihood of investors for whom the funds are not suitable investing in the funds.  As such, the Trust believes utilizing the current disclosure will promote a better and more thorough understanding of the Funds and best serves the interest of potential investors.

Mr. Tom Kluck
Securities and Exchange Commission
October 13, 2010

Investment Objectives, page 6

15.
Staff Comment: We note that the disclosure in this section repeats much of the information that is found elsewhere in your prospectus. The summary section should be a brief overview of the key aspects of the offering. Please revise to remove much of the detailed duplicative information from your summary. Refer to Item 503(a) of Regulation S-K.

Response:  The Trust responds by revising the disclosure to remove any duplicative information.

Fees and Expenses, page 12

16.
Staff Comment: We refer to the Routine Operational, Administrative and Other Ordinary Expenses disclosure and note that you expect to incur ongoing SEC registration fees, as repeated on page 49. Please tell us to what fees you are referring. If you intend to register additional securities in a future offering, please tell us why you are not registering these securities at this time.

Response:  The Trust responds by revising the statement to clarify that ongoing SEC fees relate to future required filings and not to registration of additional securities.

Risk Factors, page 15

17.
Staff Comment: We note your disclosure in the introductory paragraph that investors should consider carefully the risks with all of the other information in the prospectus including "information found in documents incorporated by reference in this prospectus .... " It does not appear that any other documents are incorporated by reference and that the registrant is not eligible to incorporate by reference. Please advise or revise.

Response:  The Trust responds by removing the “incorporation by reference” disclosure.

18.	Staff Comment: We note that several of your risk factors are dense, difficult to read, and appear to discuss multiple risks. For example, we note the following risk factors:

•	"While close tracking of any Fund to its benchmark.... "page 15;
•	"Over a period of time in excess of one day ...," page 15; and
•	"The value of the Shares of each Fund relates directly to the value of...," page19.

Please consider separating the risks for each type of fund rather than combining the disclosure in one risk factor. Please revise accordingly.

Response: The Trust responds by referring to its responses to Comments 6 and 14.  As previously discussed, the Trust believes that utilizing the current disclosure will promote a better and more thorough understanding of the Funds and best serves the interests of potential investors.

Mr. Tom Kluck
Securities and Exchange Commission
October 13, 2010

There is risk that the objectives of the Funds will not be met, page 15

19.
Staff Comment: The risk factor appears to discuss multiple risks. For example, the last two sentences of this risk factor seem to present a risk separate from that discussed in the subheading and the first two sentences of the risk factor. Please revise. Refer to Item 503(c) Regulation S-K.

Response:  The Trust responds by referring to its responses to Comments 6 and 14.  As previously discussed, the Trust believes that utilizing the current disclosure will promote a better and more thorough understanding of the Funds and best serves the interests of potential investors.

20.	Staff Comment: We note your statement that your Sponsor has not previously operated a commodity pool. Please clarify if your principals have experience operating commodity pools.

Response:  The Trust responds by noting that while the Trust’s Principal has not previously operated a commodity pool, the Principal has experience managing funds that utilize derivatives to achieve leveraged investment results, similar to the investment objectives and strategies of the Funds.

Each Fund seeks to track its respective benchmark...," page 24

21.
Staff Comment: We note your disclosure and graphs in this risk factor regarding volatility. Please note that risk factors generally should be short and concise. It appears that much of the information in this risk factor could be described elsewhere in the prospectus. Please revise or advise.

Response: The Trust responds by referring to its responses to Comments 6 and 14. Additionally, the Trust notes that the effect of volatility on the Funds with respect to their ability to track the performance of their benchmark is far greater than traditional benchmark-tracking funds.  As such, the Trust believes that utilizing the current disclosure will promote a better and more thorough understanding of the Funds and best serves the interests of potential investors.

A court could potentially conclude that the assets and liabilities of one Fund..., page 33

22.	Staff Comment: The risk to investors is unclear from the current disclosure. Please revise.

Response:  The Trust responds by revising the risk as follows:

A court could potentially conclude that the assets and liabilities of one Fund are not segregated from those of another Fund and determine that a shareholder’s investment in one Fund must be utilized to satisfy the liabilities of another Fund causing the shareholders to lose money.

Mr. Tom Kluck
Securities and Exchange Commission
October 13, 2010

Investment Objectives and Principal Investment Strategies, page 36

Investment Objective of the Dynamic VEQTOR Fund, page 36

23.
Staff Comment: We note your disclosure that the Dynamic VEQTOR Fund invests in a variety of "commodity-linked assets." Please describe the types of “commodity-linked assets" that the fund will invest in.

Response:  The Trust responds by revising the disclosure to reflect that commodity-linked assets will include futures contracts and options on futures contracts, swap agreements, forward contracts and other commodity-based or currency-based options contracts.

Principal Investment Strategies, page 37

24.
Staff Comment: We note your disclosure on page 37 that "[e]ach fund invests principally in any one of or combination of the Financial Instruments described below." Please provide a more detailed description of how each Fund will invest their offering proceeds in a manner that will allow them to track the daily performance of the corresponding benchmark. Please describe each Fund’s anticipated holdings in each of the investments.

Response:  The Trust responds by noting that exhaustive disclosure regarding the way in which Funds will allocate its assets among Financial Instruments could quickly become outdated and misleading based on the Commodity Trading Advisor’s response to daily market events and repositioning of Fund assets among the Financial Instruments.  As discussed previously, the Trust believes that the registration statement’s disclosures regarding leverage, volatility, the Funds’ use of derivatives and commodities, and related investment risks provide adequate and valuable information that potential investors can use when making an educated decision whether to invest in the Funds.  As such, the Trust believes additional disclosure regarding the Fund’s use of particular Financial Instruments when seeking its investment objective is potentially confusing and unnecessary.

25.	Staff Comment: Please revise the subsections to discuss how the disclosure relates to each Fund.

Response:  The Trust responds by noting that the investment strategy of each Fund is to track a multiple or inverse-multiple of its benchmark through leveraged investing in commodity-linked financial instruments.  Throughout the registration statement, the Funds are referred to as “Bear” and “Bull” in order to refer to leveraged or inverse leveraged Funds, respectively, and “Leveraged” in order to collectively refer to both “Bull” and “Bear” Funds.  The Trust further notes that the section referred to continues to use this nomenclature and specifically identifies to which category of Fund each disclosure relates.  The Trust believes that due to the fact that each disclosure applies to all the Funds within the referenced category, further delineation by specific Fund is unnecessary and potentially confusing.

Mr. Tom Kluck
Securities and Exchange Commission
October 13, 2010

Swap Agreements, page 38

26.	Staff Comment: Please describe the types of counterparties, e.g. affiliates of banks, broker-dealers or others, to the swap agreements that you intend to enter into.

Response:  The Trust responds by noting that the Direxion Funds have long-standing arrangements with large domestic banks and broker/dealers who serve as counterparties to the swap agreements the Direxion Funds enter into.  The Trust intends to similarly utilize these counterparties for their swap agreements, due to the reliable history of the counterparties and familiarity of dealings with the Sponsor.

27.
Staff Comment: Please disclose how each fund will evaluate whether the counterparties meet the credit quality standards and monitoring policies. Also discuss whether the fund or the sponsor has any previous experience in evaluating the creditworthiness and monitoring policies of similar counterparties.

Response:  The Trust responds in part by referring to its response to Comment 26.  As explained, the counterparties to the anticipated swap agreements will be large, reputable banks and broker/dealers with a positive history of dealings with the Sponsor.  The Sponsor believes that screening counterparties in this way limits credit risk.

28.	Staff Comment: Please describe in greater detail the principal terms of the swap agreements that each fund may enter into.

Response:  [Response to be provided by amendment]

Forward Contracts, page 39

29.
Staff Comment: We note your disclosure that in recent years, the terms of the forward contracts have become more standardized. Please discuss whether each Fund will enter into the standardized agreements and, if so, please describe these terms.

Response: The Trust responds by explaining that although it currently does not intend to use standardized agreements, it may choose to at a later date if it deems the terms of such agreements to be beneficial to the Funds and their shareholders.

Non-U.S. Futures Exchanges, page 41

30.	Staff Comment: Please discuss whether any of the Funds will trade on Non-U.S. exchanges and, if so, discuss which Funds will trade on non-U.S, exchanges and identify such exchanges.

Response: The Trust responds by noting that the Funds do not intend to trade on Non-U.S. exchanges.

Mr. Tom Kluck
Securities and Exchange Commission
October 13, 2010

Recent Legislative Efforts, page 42

31.	Staff Comment: Please update this section to reflect the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act on July 21, 2010.

Response:  The referenced disclosure will be updated to reflect the recent enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Description of the S&P 500 Dynamic VECTOR Benchmark, page 46

32.	Staff Comment: Please file the license agreement between the Trust and The McGraw-Hill Companies or advise why such agreement is not required to be filed.

Response:  The Trust responds by noting that it intends to file the License Agreement between the Trust and The McGraw-Hill Companies with the Trust’s revised registration statement on Form S-1/A.

Use of Proceeds, page 47

33.
Staff Comment: We note that "substantially all" of the offering proceeds will be used to enter into Financial Instruments and/or U.S. Treasury Securities. Please be more specific in how you intend to use the proceeds from the offering for each Fund. For example, discuss the approximate percentage of offering proceeds you expect to invest in U.S. Treasury Securities versus in Financial Instruments. Refer to Item 504 of Regulation S-K.

Response:  The Trust responds in part by referring to its response to Comment 24.  Additionally, the Trust notes that due to the nature of the Financial Instruments the Funds may invest in, the percentage of a particular Fund’s assets that are invested in U.S. Treasury Securities may vary at any given time.  This is due, in part, to notional exposure and margin terms of the Financial Instrument.  As such, under normal market conditions, the Funds will invest in U.S. Treasury Securities to the extent it is necessary to allow the Funds to pursue their investment objectives.

Operational Stage, page 49

Other Transaction Costs, page 49

34.	Staff Comment: Please describe in more detail the costs related to the effects of trading spreads and financing costs associated with the use of Financial Instruments.

Response:  The Trust responds by noting that the Funds offer their shares in highly liquid markets and, as such, believes costs related to trading spreads will be low.  Additionally, the Fund notes that an overview of the nature of the costs associated with each Fund pursuing its investment objective appears throughout the registration statement.

Mr. Tom Kluck
Securities and Exchange Commission
October 13, 2010

Creation and Redemption of Shares, page 50

Suspension of Rejection of Purchase Orders, page 51

35.	Staff Comment: Please discuss what might constitute an emergency that would result in the suspension of redemptions.

Response:  The Trust responds by revising the risk as follows:

(ii)
for any period during which an emergency exists, such as significantly adverse market, political or other circumstances, as a result of which the fulfillment of a purchase order is not reasonably practicable

Litigation, page 53

36.	Staff Comment: Please disclose the relief sought by the plaintiffs in each of the suits discussed. Refer to Item 103 of Regulation S-K.

Response:  The referenced disclosure will be updated to disclose the relief sought by the plaintiffs in each of the suits.

Description of the Shares: The Funds; Certain Material Terms of the Trust Agreement, page 54

The Sponsor, page 56

Executive Officers of the Trust and Principals and Significant Employees of the Sponsor, page 57

37.
Staff Comment: Please revise this section so that it complies with the requirements of Item 401 of Regulation S-K. For example, we note that you have omitted the age of the persons named. In addition, it is unclear from Mr. Fusaro’s biography what his business experience is for the past five years.

Response:  The Trust responds by revising this section so that it complies with the requirements of Item 401 of Regulation S-K.

38.	Staff Comment: Please include a biography for Mr. Rudnick or tell us why you believe you are not required to include this information.

Response:  The Trust responds by including a biography for Mr. Rudnick.

Conflicts of Interest, page 64

39.
Staff Comment: Please expand your discussion to provide examples of the conflicts of interest that may arise. For example, we note your disclosure on page 58 that the Sponsor and its principals may invest in the Funds.

Response:  The Trust responds by expanding its disclosure as follows:

Mr. Tom Kluck
Securities and Exchange Commission
October 13, 2010

The Sponsor has not identified any additional material conflicts between a Fund and other accounts managed by the investment team.  However, the investment team members' management of "other accounts" may give rise to potential conflicts of interest in connection with their management of a Fund's investments, on the one hand, and the investments of other accounts, on the other.  The other accounts may have the same investment objective as the Funds.  Therefore, a potential conflict of interest may arise as a result of the identical investment objectives, whereby the investment team members could favor one account over and devote unequal time and attention to a Fund and other accounts.  Another potential conflict could include the investment team members’ knowledge about size, timing and possible market impact of Fund trades, whereby an investment team member could use this information to the advantage of other accounts and to the disadvantage of a Fund.  This could create potential conflicts of interest resulting in a Fund paying higher fees or one investment vehicle out performing another.  The Sponsor has established policies and procedures to ensure that the purchase and sale of securities among all accounts it manages are fairly and equitably allocated.

Distribution Agreement, page 65

40.	Staff Comment: In the Charges section on page 48, please disclose any fees related to the distribution agreement or explain to us why such disclosure is not necessary.

Response: The Trust responds by noting that the Summary Section of the registration statement includes information on fees charged to the Funds.  Included in that disclosure is a brief description of routine operational, administrative and ordinary expenses, which encompasses distribution expenses.  That disclosure states that the Sponsor is responsible for paying various fees, including distribution fees, and provides a limit on the aggregate cost.  Based on such disclosure, the Trust believes further information about the fee arrangement with the Distributor is unnecessary.

Plan of Distribution, page 78

Authorized Participant, page 78

41.	Staff Comment: Please identify the Authorized Participant that will purchase the initial Creation Unit.

Response:  The Trust responds by identifying the Authorized Participant(s) as follows:

As of the date of this Prospectus, [________] and [______] have each executed an Authorized Participant Agreement and are the only Authorized Participants.

Likelihood of Becoming a Statutory Underwriter, page 78

42.
Staff Comment: We refer to your disclosure here and elsewhere in the prospectus, including on page 50, that Authorized Participants and broker-dealers selling the Shares may be deemed statutory underwriters. Please revise your disclosure to state that such Authorized Participants and broker-dealers will be deemed to be statutory underwriters.

Response:  The Trust responds by revising the disclosure as requested.

Mr. Tom Kluck
Securities and Exchange Commission
October 13, 2010

Item 14. Indemnification of Directors and Officers

43.
Staff Comment: It appears that your disclosure comes directly from the Trust Agreement. Please avoid copying complex information directly from legal documents without any clear and concise explanation of this information. Please rewrite this disclosure so it is clear, concise, and understandable.

Response: The referenced disclosure will be revised accordingly.

Item 16. Exhibits and Financial Statement Schedules

44.
Staff Comment: Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment please provide a draft copy for us to review.

Response:  The Trust responds by noting that it intends to file all required exhibits with its revised registration statement on Form S-1/A.

45.
Staff Comment: Please clarify if the Futures Commission Merchant Agreement to be filed as Exhibit 10.7 is the Futures Account Agreement discussed on page 65. If not, please file the Futures Account Agreement and include disclosure in the prospectus of the material terms of the Futures Commission Merchant Agreement.

Response:  The Trust responds by revising the disclosure to remove the conflicting terminology for the Futures Commission Merchant Agreement.

Signatures

46.	Staff Comment: In your next amendment please include the signature of your principal financial officer.

Response:  The Trust responds by noting it will include the signature of the Trust’s principal financial officer on its registrations statements going forward.

If you have any questions concerning the foregoing, please contact Adam Henkel of U.S. Bancorp Fund Services, LLC at (414) 765-5598.

Sincerely,

Adam R. Henkel, Esq.
For U.S. Bancorp Fund Services, LLC